MEMORANDUM OF RESPONSES
RICK’S CABARET INTERNATIONAL, INC.
FILE NO. 001-13922

FORM 10-KSB for the Fiscal Year September 30, 2008
Form 10-Q for the Quarter Ended March 31, 2009

1.
Regarding the two secured promissory notes totaling $10 million that were extended during April 2009, the Company paid a total of $150,000 to the holders of the notes as consideration for their agreement to extend the notes for two years through November 2012.  There was no modification of any of the other terms of the agreements.

2.
We considered the guidance in EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments in determining the appropriate accounting treatment for the modification in terms of the secured notes above.  Because the present value of the cash flows under the terms of the new debt instrument is less than 10 percent different from the present value of the remaining cash flows under the terms of the original instrument, we have determined that the modification is not “substantial” as defined in EITF 96-19 and, therefore, is not an extinguishment of debt.  The $150,000 paid will be amortized as an adjustment of interest expense over the remaining life of the notes.

3.
As disclosed in our Form 10-Q as of March 31, 2009, the put options that were modified in April and May 2009 were modified to reduce cash outlays for the next twelve months by extending payback periods and, in one case, by converting the put options to unsecured notes.  This conversion to notes situation was the only modification that resulted in a decrease in the number of shares.  In the case of the conversion to notes, the resulting notes were transferred from temporary equity to notes payable.  Except for the granting of a second lien on property in Dallas, Texas for one group of put options, we believe that no accounting was required for the other modifications, because the put options are still considered as temporary equity since their basic structure has not changed and they continue to meet the guidance contained in paragraphs 12-32 of EITF 00-19, as explained in our previous response to the Staff’s previous comments.  We understand that the granting of the second lien for the “Dallas sellers” put options does necessitate derivative liability accounting, as required by paragraph 32 of EITF 00-19 and SFAS 133.  We will transfer these put options from temporary equity to liabilities, measured at fair value, effective as of the date of the modifications.  The liabilities will continue to be recognized each quarter at fair value and the change in fair value recognized in the statement of income.

4.
No consideration was required by the Company to renegotiate the terms of the put options, except for one case in which we granted a second lien on property in Dallas, Texas.  The parties were willing to renegotiate the terms, we believe, because of the parties’ respect for and relationship with our Company and our CEO and because of their belief that extension of the payback periods increases their ability to share in the possible improvement in the Company’s financial health and share price.

Rick’s Cabaret International, Inc.

Date: June 30, 2009	By:/s/ Eric S. Langan
Eric S. Langan
Chief Executive Officer and President

Date: June 30, 2009	By:/s/ Phillip K. Marshall
Phillip K. Marshall
Chief Financial Officer and Principal Accounting Officer